UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-38397

Farmmi, Inc.

(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

Explanatory Note:

On November 5, 2021, the Registrant issued a press release announcing that the Company has agreed to purchase 124,590,064 shares of Shanghai Jiaoda Onlly Co., Ltd. (“Jiaoda Onlly”), a Shanghai Stock Exchange listed company under the ticker 600530.SH, from current shareholders of Jiaoda Onlly. Jiaoda Onlly operates elderly care institutions and engages in the research and development, production and sale of health food. The Registrant, through one of its subsidiaries, Zhejiang Yitang Medical Service Co., Ltd. (“Yitang"), will purchase the shares of Jiaoda Onlly from China Capital Investment (Group) Co., Ltd. (CCIG) and its affiliates for approximately RMB 509 million (approximately US$79.8 million). This will make Yitang the second largest shareholder of Jiaoda Onlly, with approximately 16% of Jiaoda Onlly’s total shares. Closing on the purchase agreement is subject to ordinary closing conditions, including release of certain pledges and encumbrances.

The Equity Transfer Framework Agreement is attached as Exhibit 10.1, and the related press release is attached as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description
10.1	English translation of Equity Transfer Framework Agreement dated November 5, 2021
99.1	Press release dated November 5, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: November 5, 2021	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer